EXHIBIT 99.1
TONGXIN INTERNATIONAL LTD.
LOWERS REVENUE GUIDANCE FOR 2010, REMOVES CHIEF EXECUTIVE OFFICER AND
CHIEF FINANCIAL OFFICER, AND APPOINTS NEW CHIEF EXECUTIVE OFFICER
NO TRUTH TO GOING PRIVATE RUMORS
CHANGSHA, China, November 20, 2010 /Xinhua-PRNewswire-FirstCall/—Tongxin International Ltd. (OTCBB: TXIC — News), a China-based manufacturer of engineered vehicle body structures (“EVBS”) and stamped parts for the commercial automotive industry, today announced following:
1.	Lowered revenue guidance of $100 million — $110 million for the fiscal year ended December 31, 2010. The previous revenue guidance was $150 million -$160 million provided on February 23, 2010.

The lowered revenue guidance is based on a decrease in market share due to in-house production of cabs, and anticipated drop in orders from international customers in Vietnam. Additionally, the impact of the cessation of certain government sponsored stimulus programs throughout 2010, the slower than anticipated startup of the new medium duty model (“model 1120 Tianrui”) with substantially higher content than conventional cabs, and a drop in sales especially in the mini and light commercial truck segments contributed to the revised revenue guidance. The Company also anticipates a later than anticipated start-up on its new medium-heavy duty model (“model 1260 Tianjiao”).

Tongxin previously announced on September 17, 2010 unaudited revenues of $121.6 million for the fiscal year ended December 31, 2009.

2.	Rudy Wilson was removed as Chief Executive Officer (although he remains as a director) of the Company, and Jackie Chang was removed as Chief Financial Officer and Chief Accounting Officer of the Company.

3.	William E. Zielke has been appointed Chief Executive Officer and Chief Administrative Officer of Tongxin International Ltd. In connection with Mr. Zielke’s appointment, Mr. Zhang Duanxiang was appointed Chairman of the Company.

4.	There was no truth to the rumors that the Board of Directors was currently considering a “going private” transaction.
     William E. Zielke is a director of the Company and has over 30 years automotive experience including an expatriate assignment in Europe. Mr. Zielke has been involved in the China automotive market For 14 years. He has served on various boards of directors with supplier firms in China, Saudi Arabia, Mexico, Belgium and Korea. As part of his role on the various boards, he has served on various committees including the audit committee. Mr. Zielke has authored board training modules and conducted board training. Outside the automotive arena Mr. Zielke is currently the Treasurer of a Brazilian/USA Joint Venture located in the USA. He has served as both President and Treasurer of civic organizations as well.
     Zhang Duanxiang is a director of the Company and is the Chief Executive Officer of Hunan Tongxin, a wholly-owned subsidiary of the Company. He has over 20 years of management experience in the Chinese automotive industry and, under his leadership, the company has become one of the top 50 companies in Hunan Province. His work has resulted in the successful establishment of the “Hunan Tongxin” brand within the China vehicle body industry segment. During the past five years Mr. Zhang also has been recognized as one of the top 10 outstanding economic business executives and recognized twice as an excellent private entrepreneur in Hunan province. In addition Mr. Zhang is also a committee member of China Private Entrepreneur Association, premier vice president of Hunan Private Entrepreneur Association, vice president of Hunan Mechanical Industry Association, and vice president of Changsha Commercial Association.
About Tongxin International Ltd.
     Tongxin International Ltd., the largest independent supplier of EVBS in China, is capable of providing EVBS for both the commercial truck and Light vehicle market segments. The Company also designs, fabricates and tests dies used in the vehicle body structure manufacturing process. EVBS consists of exterior body panels including doors, floor pans, hoods, side panels and fenders. Tongxin International Ltd. maintains a network of over 100 customers throughout 20 provinces in China. Headquartered in Changsha, the Company also maintains regional manufacturing in Dali, Ziyang and Zhucheng.
FORWARD LOOKING STATEMENTS
     Statements contained in this press release, which are not historical fact, constitute Forward-Looking Statements. Actual results may differ materially due to numerous important factors that are described in Tongxin International Ltd.’s reports to the SEC, which may be revised or supplemented in subsequent reports to the SEC. Such factors include, among others, the cost and timing of implementing restructuring actions, the Company’s ability to generate cost savings or manufacturing efficiencies to offset or exceed contractually or competitively required price reductions or price reductions to obtain new business, conditions in the automotive industry, and certain global and regional economic conditions. Tongxin International Ltd. does not intend or assume any obligation to update any forward-looking statement to reflect events or circumstances after the date of this press release.
For more information, please contact the Company: Mr. William E. Zielke, CEO, Tel: 248-593-8330; Email: zielke@txicint.com; and Web: www.txicint.com